UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            Daleen Technologies, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   23427N 10-4
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Gordon D. Quick
                             Abiliti Solutions, Inc.
                       400 Chesterfield Center, Suite 200
                          Chesterfield, Missouri 63107
                                  636-237-3006
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 2, 2002
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. / /

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------
CUSIP No2347N 10-4

------------------

-------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Abiliti Solutions, Inc.
-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                            (a)   /    /

                                                                   (b)   /    /

-------------------------------------------------------------------------------
3.   SEC USE ONLY


-------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     OO

-------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                  /    /

-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Missouri

-------------------------------------------------------------------------------
                       NUMBER OF         7.         SOLE VOTING POWER
                        SHARES                                  0
                     BENEFICIALLY        --------------------------------------
                       OWNED BY          8.         SHARED VOTING POWER
                         EACH                               47,580,158
                       REPORTING         --------------------------------------
                        PERSON           9.         SOLE DISPOSITIVE POWER
                       REPORTING                                0
                         WITH            --------------------------------------
                                         10.        SHARED DISPOSITIVE POWER
                                                                0
-------------------------------------------------------------------------------


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        47,580,158

                                 2 OF 12 PAGES

-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                      /    /

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     79.1%

-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
------------------------------------------------

ITEM 1. SECURITY AND ISSUER

     This statement on Schedule 13D relates to the common stock, $.01 par value per share ("Common Stock"), Series F Convertible Preferred Stock ("Series F Preferred Stock") and Warrants ("Series F Warrants") of Daleen Technologies,
Inc., a Delaware corporation ("Daleen"). The Common Stock, the Series F Preferred Stock, and the Series F Warrants are collectively referred to herein as "Daleen Capital Stock". The principal executive offices of Daleen are located at 902 Clint Moore Road, Boca Raton, Florida, 33487.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) - (c). This statement on Schedule 13D is being filed by Abiliti Solutions, Inc., a Missouri corporation ("Abiliti"). The address of the principal office and business of Abiliti is 400 Chesterfield Center, Suite 200, Chesterfield, Missouri 63107. Abiliti provides operations and business support software systems to ensure revenue optimization, including event management, billing and rating software. Information with respect to the persons specified in Instruction C of Schedule 13D is set forth on Schedule A hereto and is incorporated by reference herein.

     (d) - (e). During the last five years, neither Abiliti nor, to the best of its knowledge, any of the persons listed on Schedule A hereto have been (i) convicted in a criminal proceeding, (excluding traffic violations and similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The  citizenship  of each of the persons  specified in Instruction C of
Schedule 13D is set forth on Schedule A hereto and is incorporated herein by reference.


                                 3 OF 12 PAGES

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     In order to induce Abiliti to enter into an Asset Purchase Agreement (the "Asset Purchase Agreement") dated October 7, 2002, among Daleen, Daleen Solutions, Inc., a Delaware corporation and a wholly-owned subsidiary of Daleen ("Acquisition Sub"), and Abiliti, those stockholders of Daleen identified in "Item 5. Interest in Securities of Daleen" below (each a "Stockholder" and collectively, the "Stockholders") entered into Voting Agreements, each dated on or after October 2, 2002 and on or prior to October 7, 2002, with Abiliti (each a "Voting Agreement," and collectively, the "Voting Agreements") with respect to certain shares of Daleen Capital Stock beneficially owned or subsequently acquired by the Stockholders (the "Shares"). Abiliti has not paid additional consideration to the Stockholders in connection with the execution and delivery of the Voting Agreements. For a description of the Voting Agreements, see "Item
4. Purpose of Transaction" below, which description is incorporated herein by reference in response to this Item 3. All the Stockholders, except for SAIC Venture Capital Corporation, executed identical Voting Agreements. A form of Voting Agreement is being filed herewith as Exhibit 1. A form of the Voting Agreement by and between Abiliti and SAIC Venture Capital Corporation is being filed herewith as Exhibit 2. Such Exhibits 1 and 2 are specifically incorporated herein by reference in response to this Item 3.

ITEM 4. PURPOSE OF  TRANSACTION

     (a)-(b) Pursuant to the Asset Purchase Agreement, Abiliti has agreed to sell to Acquisition Sub the goodwill and substantially all of the assets of Abiliti for consideration consisting of 11,492,136 shares of Common Stock, 115,681 shares of Series F Preferred Stock, and warrants to acquire an additional 5,660,069 shares of Common Stock, with an exercise price of $0.906 per share, plus the assumption of certain specified liabilities. The consummation of the transactions contemplated by the Asset Purchase Agreement is subject to the satisfaction or waiver of several closing conditions, including the approval of the stockholders of Daleen and Abiliti and the consummation of the Private Placement (as such terms is defined below). Reference is made to the terms and conditions set forth in the Asset Purchase Agreement, which are incorporated herein by reference.

     As a condition to and contemporaneously with the execution of the Asset Purchase Agreement, Daleen entered into an Investment Agreement (the "Investment Agreement") with Behrman Capital II, L.P., a Delaware limited partnership
("Behrman") and Strategic Entrepreneur Fund II, L.P., a Delaware limited partnership ("SEF" and, together with Behrman and any accredited investor that is a current stakeholder of Abiliti that may participate in such investment, the "Investors"), pursuant to which the Investors agreed to invest approximately $5.1 million into Daleen for a consideration consisting of Common Stock, Series F Preferred Stock, warrants to purchase additional shares of Common Stock at an exercise price of $0.9060 per share and warrants to purchase additional shares of Common Stock at an exercise price of $0.17 per share, upon the terms and conditions set forth in the Investment Agreement (the "Private Placement"). The consummation of the Private Placement is conditioned solely upon the simultaneous closing of the transactions contemplated by the Asset Purchase Agreement.

     Abiliti entered into the Voting Agreements with the Stockholders whereby the Stockholders have agreed to vote all of the Shares (a) in favor of the Daleen Proposals and (b) against (i) approval of any proposal made in opposition to or in competition with the transactions contemplated by the Asset Purchase Agreement, (ii) any merger, consolidation, sale of assets, business combination, share exchange, reorganization or recapitalization of Daleen or any of its subsidiaries, with or involving any party other than as contemplated by the Asset Purchase Agreement, (iii) any liquidation or winding up of Daleen, (iv) any extraordinary dividend by Daleen, (v) any change in the capital structure of


                                 4 OF 12 PAGES

Daleen (other than pursuant to the Asset Purchase Agreement) and (vi) any other action that may reasonably be expected to impede, interfere with, delay, postpone or attempt to discourage the consummation of the Purchase (as defined in the Voting Agreements) or any other Contemplated Transaction (as defined in the Asset Purchase Agreement) or result in a breach of any of the covenants, representations, warranties or other obligations or agreements of Daleen under the Asset Purchase Agreement which would materially and adversely affect Abiliti or Daleen or their respective abilities to consummate the Purchase or any other Contemplated Transaction. The term "Daleen Proposals" is defined to include (i) the approval and authorization of the Asset Purchase Agreement, (ii) the Purchase, (iii) the authorization and issuance of the Purchase Price (as such term is defined in the Asset Purchase Agreement) in connection therewith, (iv) the Investment Agreement, (v) the Investment (as such term is defined in the
Asset Purchase Agreement) and (vi) the authorization and issuance of the securities to be issued therewith, the amendment of the Certificate of Incorporation of Daleen in substantially the form of the amendments attached as Exhibit F to the Asset Purchase Agreement, and the other Contemplated Transactions (to the extent Daleen is a party thereto).

     Under the Voting Agreements, each Stockholder granted to each of the President and Secretary of Abiliti a proxy to vote such Stockholder's Shares in accordance with the Voting Agreements. In addition, each Stockholder agreed not to enter into any voting agreement with any person or entity with respect to any of the Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any of the Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting such Stockholder's legal power, authority or right to vote the Shares in favor of the approval of the Daleen Proposals.

     (c) Not applicable.

     (d) Upon the consummation of the transactions contemplated by the Asset Purchase Agreement and the Investment Agreement, the Board of Directors of Daleen will consist of seven (7) directors (the "Directors"), of whom four (4) Directors will be appointed by Daleen, one (1) will be Gordon D. Quick by virtue of his position as the Chief Executive Officer of Daleen, and two (2) Directors will be appointed by Behrman. At the annual meeting of Daleen's stockholders to be held in 2003, Daleen will, or will cause its nominating committee to, nominate the two Directors appointed by Behrman to serve for an additional two-year term.

     As reported in Daleen's Current Report on Form 8-K filed October 10, 2002, effective October 11, 2002 Paula Hilbert resigned as a director of Daleen.

     After the consummation of the contemplated transactions, James Daleen will cease to be Chief Executive Officer but will continue to serve as Chairman of the Board of Daleen, and Gordon D. Quick will serve as Chief Executive Officer and President of Daleen.

     (e) Pursuant to the Asset Purchase Agreement, Daleen will solicit the approval by its stockholders of amendments to its Certificate of Incorporation that will, among other things, increase the authorized number of shares of its preferred stock and Series F Preferred Stock in order to permit the issuances of the shares of Series F Preferred Stock to be issued upon the consummation of the transactions contemplated by the Asset Purchase Agreement and the Private Placement. These amendments will also effect certain one-time waivers and consents in connection with the contemplated transactions.

     (f) Immediately after giving effect to the consummation of the contemplated transactions, the current business of Abiliti will be operated by Daleen through


                                 5 OF 12 PAGES

Acquisition Sub. Immediately after giving effect to the consummation of the contemplated transactions, Daleen's current business will continue to be operated through Daleen.

     (g) Paragraph (e) above is incorporated herein by reference. Abiliti, Behrman, SEF, HarbourVest Partners VI - Direct Fund, L.P., and HarbourVest Partners V - Direct Fund, L.P. have entered into a Supplemental Voting Agreement on October 7, 2002, for the purpose of giving effect to the appointment rights described in paragraph (d) above, which is incorporated herein by reference. The Supplemental Voting Agreement is being filed as Exhibit 5 to this Schedule 13D and is incorporated herein by reference. This Supplemental Voting Agreement will impede the acquisition of control of the Board of Directors of Daleen by any other person until subsequent to the 2003 Annual Meeting of the stockholders of Daleen.

     (h) The contemplated transactions may result in a determination by The Nasdaq Stock Market ("Nasdaq") that such transactions resulted in a "reverse merger" for listing purposes. In such event, Nasdaq may notify Daleen that it is not in compliance with the initial listing requirements for the Nasdaq SmallCap Market. If Daleen receives such notification, it will have thirty days after receipt of such notice to come into compliance with the initial listing requirements, or the Common Stock will be delisted from the Nasdaq SmallCap Market.

     (i) Not applicable.

     (j) Not applicable.

     Except as indicated in this statement on Schedule 13D, Abiliti has no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     The foregoing summary of the Asset Purchase Agreement, the Investment Agreement, and the Voting Agreements is qualified in its entirety by reference to the Asset Purchase Agreement, the Investment Agreement, and the Voting Agreements, which are incorporated herein by reference.

     ITEM 5. INTEREST IN SECURITIES OF DALEEN

     (a) - (b). Prior to October 2, 2002, Abiliti was not the beneficial owner, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), of any shares of Daleen Capital Stock.

     As a result of entering into the Voting Agreements, Abiliti may be deemed to share the power to vote, and to be the beneficial owner of, 12,039,203 shares of Common Stock,[1] 207,320 shares of Series F Preferred Stock with each share immediately convertible into 122.4503 shares of Common Stock and Series F Warrants to purchase 10,154,559 shares of Series F Preferred Stock with each share immediately convertible into 122.4503 shares of Common Stock. Together these interests represent a total of 47,580,158 shares or approximately 79.1% of the Common Stock. According to the Asset Purchase Agreement, the number of shares of Common Stock outstanding as of October 7, 2002 was 22,984,272 (before giving effect to the 1,608,980 shares of Common Stock issuable upon exercise of warrants held in the aggregate amount by the Stockholders exercisable within 60 days, the 25,386,397 shares of Common Stock issuable upon the conversion of the shares of Series F Preferred Stock held in the aggregate amount by the

--------
1 This number includes (i) 10,430,253 shares of Common Stock, and (ii) 1,608,950 shares of Common Stock issuable pursuant to warrants which may be exercised within 60 days.


                                 6 OF 12 PAGES

Stockholders and the 10,154,559 shares of Common Stock issuable upon the conversion of the shares of Series F preferred Stock issuable upon the exercise of the Series F Warrants held in the aggregate amount by the Stockholders). The foregoing beneficial ownership calculations are based upon the representations of Daleen and the Stockholders in the Asset Purchase Agreement and Voting Agreements, respectively.

     Pursuant to the Voting Agreements, Abiliti may be deemed to share the power to vote the Shares with the Stockholders whose names, along with certain other information applicable to them, are provided below, in accordance with Item 5 of
Schedule 13D.

     HarbourVest Partners V - Direct Fund, L.P., a Delaware limited partnership, is a private investment fund. Its principal business address is One Financial Center, 44th Floor, Boston, Massachusetts 02111.

     HarbourVest   Partners  VI  -  Direct  Fund,   L.P.,  a  Delaware   limited
partnership, is a private investment fund. Its principal business address is One Financial Center, 44th Floor, Boston, Massachusetts 02111.

     SAIC Venture Capital Corporation is a Nevada corporation that is in the business of making strategic investments. Its principal business address is 3993 Howard Hughes Parkway, Suite 570, Las Vegas, Nevada 89109.

     ABN AMRO Capital (USA), Inc., a Delaware corporation, is in the investment business. Its principal business address is 208 South LaSalle Street, 10th Floor, Chicago, IL 60604.

     I Eagle Trust is a Delaware investment trust. Its principal business address is 208 South LaSalle Street, 10th Floor, Chicago, IL 60604.

     Burnham Capital, LLC, a Delaware limited liability company, is in the investment business. Its principal business address is 208 South LaSalle Street, 10th Floor, Chicago, IL 60604.

     St. Paul Venture Capital IV, LLC, a Delaware limited liability company, is in the investment business. Its principal business address is 10400 Viking
Drive,  Suite 550,  Eden  Prairie,  Minnesota  55344.

     St. Paul Venture Capital Affiliates Fund I, LLC, a Delaware limited liability company, is in the investment business. Its principal business address is 10400 Viking Drive, Suite 550, Eden Prairie, Minnesota 55344.

     ABS Ventures IV, L.P., a Delaware limited partnership, is in the investment business. Its principal business address is 1 South Street, Suite 2150, Baltimore, Maryland 21202-3220.

     ABX Fund, L.P., a Delaware limited partnership, is in the investment business. Its principal business address is 1 South Street, Suite 2150, Baltimore, Maryland 21202-3220.

     Halifax Fund, L.P., a Cayman Islands limited partnership, is in the investment business. Its principal business address is c/o Huntlaw Corporate Services, Ltd., The Huntlaw Building, 75 Fort Street, George Town, Grand Cayman, Cayman Isldans.


                                 7 OF 12 PAGES

     Mr. Mohammad Aamir is the President and CEO of OCTANEWAVE Technologies (Canada), Inc. His business address is 55 York Street, Suite 1400, Toronto, Ontario M5J1R7 Canada. Mr. Aamir is a Canadian citizen.

     JK&B Capital, L.P., a Cayman Islands limited partnership, is in the investment business. Its principal business address is Two Prudential Plaza, 180
N.  Stetson  Avenue,  Suite 4500,  Chicago,  IL 60601.

     JK&B Capital II, L.P., a Cayman Islands limited partnership, is in the investment business. Its principal business address is Two Prudential Plaza, 180
N. Stetson Avenue,  Suite 4500,  Chicago, IL 60601.

     To the knowledge of Abiliti, none of the Stockholders, during the last five years, has been (i) convicted in a criminal proceeding, (excluding traffic violations and similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Notwithstanding the foregoing, however, Abiliti (i) is not entitled to any rights as a stockholder of Daleen with respect to the Shares and (ii) has no power to vote, direct the voting of, dispose of, or direct the disposal of, any of the Shares other than the power provided pursuant to the Voting Agreements. Abiliti does not own any Shares. Abiliti hereby disclaims beneficial ownership of any shares of Daleen Capital Stock (including the Shares, which include any shares of Common Stock or Series F Preferred Stock resulting from the exercise of any of the options or warrants), and nothing contained in this statement on
Schedule 13D shall be construed as an admission that any such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D.

     (c) Except as described herein, there have been no transactions in shares of the Daleen Capital Stock by Abiliti, or, to the best of its knowledge, by any of the persons listed on Schedule A hereto, during the past sixty (60) days.

     (d) - (e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF DALEEN

     Other than the matters set forth herein in response to Items 3 and 4 above, Abiliti is not, and, to the best of Abiliti's knowledge, none of the persons listed in Schedule A hereto are, a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Daleen, including, but not limited to, the transfer of voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



                                 8 OF 12 PAGES

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.    DESCRIPTION
-----------    -----------

     1         Form of Voting  Agreement  between  Abiliti  Solutions,  Inc. and
               certain   stockholders  of  Daleen   Technologies,   Inc.  (filed
               herewith)

     2 Form of Voting Agreement dated October 2, 2002 between Abiliti Solutions, Inc. and SAIC Venture Capital Corporation (filed herewith)

     3 Asset Purchase Agreement dated October 7, 2002, among Daleen Technologies, Inc., Daleen Solutions, Inc., and Abiliti Solutions, Inc. (incorporated herein by reference to Exhibit 99.1 to Current Report on Form 8-K filed by Daleen Technologies, Inc. on October 11, 2002)

     4 Investment Agreement dated October 7, 2002 by and between Daleen Technologies, Inc. and the investors named therein (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 8-K filed by Daleen Technologies, Inc. on October 11, 2002)

     5 Supplemental Voting Agreement dated October 7, 2002 among Abiliti Solutions, Inc., Behrman Capital II, L.P., Strategic Entrepreneur Fund II, L.P., HarbourVest Partners VI - Direct Fund, L.P., and HarbourVest Partners V - Direct Fund, L.P. (filed herewith)


                                 9 OF 12 PAGES

                                   SCHEDULE A
             INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS
                           OF ABILITI SOLUTIONS, INC.

     Set forth below is the name, principal occupation or employment, business address and citizenship of each director and executive officer of Abiliti Solutions, Inc. ("Abiliti").


     NAME           PRINCIPAL OCCUPATION OR EMPLOYMENT      BUSINESS ADDRESS     CITIZENSHIP
     ----          -----------------------------------      ----------------     -----------

Gordon D. Quick    Chief Executive Officer, Abiliti        400 Chesterfield          U.S.
                                                           Center, Suite 200
                                                           Chesterfield,
                                                           Missouri  63107

Mark D. Wright     Chief Financial Officer, Abiliti        400 Chesterfield          U.S.
                                                           Center, Suite 200
                                                           Chesterfield,
                                                           Missouri  63107

Dennis Sisco       Partner, Behrman Capital II, L.P.       126 East 56th             U.S.
                                                           Street, New York,
                                                           New York  10022

William Matthes    Partner, Behrman Capital II, L.P.       126 East 56th             U.S.
                                                           Street, New York,
                                                           New York  10022

Paul Tucker        Vice President, Computer Sciences       2100 East Grand           U.S.
                   Corporation                             Ave., El Segundo,
                                                           California  90245

John McCarthy      General Partner, Gateway Associates     8000 Maryland Ave.,       U.S.
                                                           Suite 1190, St.
                                                           Louis, Missouri
                                                           63105


     Behrman Capital II, L.P., a Delaware limited partnership ("Behrman"), and Strategic Entrepreneur Fund II, L.P., a Delaware limited partnership ("SEF"), may each be deemed to be in control of Abiliti due to their respective ownership of the capital stock of Abiliti. Behrman and SEF own, in the aggregate, approximately 45.3% of the outstanding voting stock of Abiliti. Behrman and SEF are private investment funds. Behrman Brothers LLC, a Delaware limited liability company ("Behrman Brothers"), is the general partner of Behrman. The managing partners of Behrman Brothers are Grant G. Behrman and William M. Matthes, who are both citizens of the U.S. The general partner of SEF is Grant G. Behrman. The principal business address of Behrman, SEF, Behrman Brothers, Mr. Behrman and Mr. Matthes is 126 East 56th Street, 27th Floor, New York, New York 10022.


                                 10 OF 12 PAGES

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. October 15, 2002 ABILITI SOLUTIONS, INC.

October 15, 2002                                      ABILITI SOLUTIONS, INC.


                                                      /S/ Mark W. Wright
                                                      -----------------------
                                                      By: Mark W. Wright
                                                      Vice President - Finance



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                                INDEX TO EXHIBITS


EXHIBIT NO.    DESCRIPTION
-----------    -----------

     1         Form of Voting  Agreement  between  Abiliti  Solutions,  Inc. and
               certain   stockholders  of  Daleen   Technologies,   Inc.  (filed
               herewith)

     2 Form of Voting Agreement dated October 2, 2002 between Abiliti Solutions, Inc. and SAIC Venture Capital Corporation (filed herewith)

     3 Asset Purchase Agreement dated October 7, 2002, among Daleen Technologies, Inc., Daleen Solutions, Inc., and Abiliti Solutions, Inc. (incorporated herein by reference to Exhibit 99.1 to Current Report on Form 8-K filed by Daleen Technologies, Inc. on October 11, 2002)

     4 Investment Agreement dated October 7, 2002 by and between Daleen Technologies, Inc. and the investors named therein (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 8-K filed by Daleen Technologies, Inc. on October 11, 2002)

     5 Supplemental Voting Agreement dated October 7, 2002 among Abiliti Solutions, Inc., Behrman Capital II, L.P., Strategic Entrepreneur Fund II, L.P., HarbourVest Partners VI - Direct Fund, L.P., and HarbourVest Partners V - Direct Fund, L.P. (filed herewith)


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